                  UNITED STATES                     OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION         OMB Number: 3235-0145
             WASHINGTON, D.C. 20549                 Expires: December 31, 2005
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SEC 1746 (11-02)

                          SCHEDULE 13D, AMENDMENT NO. 2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               SEDONA CORPORATION
                               ------------------
                                (NAME OF ISSUER)

                         COMMON STOCK ($.001 PAR VALUE)
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   805 893 302
                                   -----------
                                 (CUSIP NUMBER)

 DAVID RICHARD VEY. 11822 JUSTICE AVENUE. SUITE B-6. BATON ROUGE LOUISIANA 70816
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                JANUARY 13, 2005

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f)

or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


        PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO. 805 893 302


1.   NAME OF REPORTING PERSON: David Richard Vey I.R.S. IDENTIFICATION
             NO.: ###-##-####


2. (A) Reporting person is a member of a group and the membership is expressly affirmed.


3.   SEC USE ONLY:______________________________________________________


4.   SOURCE OF FUNDS: WC, PF


5.   No legal procedures or actions on Reporting Person's behalf.


6.   CITIZENSHIP: United States Citizen


7.   SOLE VOTING POWER: 39,902,966


8.   No Shared Voting Power.


9.   SOLE DISPOSITIVE POWER: 26,902,966


10.  SHARED DISPOSITIVE POWER: 13,000,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 39,902,966


12. The aggregate amount beneficially owned includes all shares without exclusion.


13.  Percent of Class Represented by Amount in Row 11:

           22.80% of Authorized (Inclusive of Derivatives)
           35.12% of Shares Outstanding (Non-Derivatives)

14.  TYPE OF REPORTING PERSON: IN (Individual)

ITEM 1.  SECURITY AND ISSUER:

Sedona Corporation, 1003 W. 9th Avenue, 2nd Floor, King of Prussia, Pennsylvania 19406 Common Stock ($.001 par value)



ITEM 2.  IDENTITY AND BACKGROUND:

(a)  David Richard Vey

(b)  Business Address: 11822 Justice Avenue, Suite B-6, Baton Rouge, LA 70816

(c) o President of Vey Development, Inc., 11822 Justice Avenue, Suite B-6, Baton Rouge, Louisiana 70816

     o Partner in Esplanade, L.L.C., 8064 Summa Avenue, Suite A, Baton Rouge, Louisiana 70809

     o Partner in Oak Harbor Investments, L.L.C., 8064 Summa Avenue, Suite A, Baton Rouge, Louisiana 70809

(d) I have not, within the past five years, nor have I ever, been convicted in a criminal proceeding.

(e) I have not within the past five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and have not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  I am a legal United States Citizen

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

All funds are from personal sources for these related transactions.

ITEM 4.  PURPOSE OF THE TRANSACTION

PURPOSE OF TRANSACTION: The purpose of this investment is motivated by the opportunity for future profits. The company has developed and markets a CRM software application for small to mid-sized financial institutions. The product can be easily adapted for numerous other markets; as such, opportunities for future growth are attractive.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

DESCRIPTION                        ISSUER                     FILER            FILER  PERCENTAGE
------------------------------------------------------------------------------------------------
Shares Outstanding               86,785,770                30,477,524              35.12%
 (Non-Derivative)
Shares Authorized               175,000,000                39,902,966              22.80%
                                                    (Including Derivatives)

VOTING AND DISPOSITION            VOTING                   DISPOSITION        SHARED  DISPOSITION
-------------------------------------------------------------------------------------------------

  David R. Vey                   39,902,966                26,902,966           13,000,000

  Richard T. Hartley                     --                        --           13,000,000

TRANSACTIONAL HISTORY: (TRANSACTIONAL DOCUMENTATION ATTACHED AS EXHIBIT 1.)

-------------------------------------------------------------------------------------------------------------------
                                                          COMMON STOCK
-------------------------------------------------------------------------------------------------------------------
                                     (NON-DERIVATIVE) SECURITIES BENEFICIALLY OWNED
-------------------------------------------------------------------------------------------------------------------
    DATE              AMOUNT OF                   PRICE                  TOTAL SHARES
  PURCHASED            SHARES                      PAID                    TO-DATE                   OWNERSHIP
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                                  COMMON STOCK
                   (DERIVATIVE) SECURITIES BENEFICIALLY OWNED
-------------------------------------------------------------------------------------------------------------------
    DATE              AMOUNT OF                   PRICE                  TOTAL SHARES
  PURCHASED            SHARES                      PAID                    TO-DATE                   OWNERSHIP
-------------------------------------------------------------------------------------------------------------------
 01/13/2005            166,667                   $0.2999                   8,006,471                  Direct
-------------------------------------------------------------------------------------------------------------------
 01/31/2005            258,621                   $0.2899                   8,265,092                  Direct
-------------------------------------------------------------------------------------------------------------------
 03/16/2005            403,226                   $0.3099                   8,668,318                  Direct
-------------------------------------------------------------------------------------------------------------------
 03/25/2005            258,620                   $0.2900                   8,926,938                  Direct
-------------------------------------------------------------------------------------------------------------------
 03/30/2005            172,413                   $0.2900                   9,099,351                  Direct
-------------------------------------------------------------------------------------------------------------------
 04/14/2005            326,087                   $0.2300                   9,425,438                  Direct
-------------------------------------------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

COPIES OF THE CONVERTIBLE NOTES LISTED IN THE DERIVATIVE TABLE ABOVE ARE ATTACHED HERETO (EXHIBIT 1).

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS:

Exhibit 1

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 18, 2005
      --------------


David R. Vey
---------------------------------------------------
SIGNATURE

David Richard Vey, President, Vey Development, Inc.
---------------------------------------------------
NAME/TITLE

                                    EXHIBIT 1

    THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                                CONVERTIBLE NOTE

$50,000.00                                        King of Prussia, Pennsylvania


FOR VALUE RECEIVED, the undersigned, SEDONA CORPORATION, a Pennsylvania Corporation ("Maker"), promises to pay to David R. Vey ("Holder"), with the address of 11822 Justice Avenue Suite B-6 Baton Rouge, Louisiana 70816, the principal sum of Fifty Thousand Dollars ($50,000.00), together with interest thereon at the rate of eight percent (8%) per annum from the date hereof until the earlier of Maturity or the date upon which the unpaid balance shall be paid in full (the or this "Note").

         1. Definitions. The following definitions are applicable to the words, phrases or terms used in this Note.

                  (a) The term "Average Daily Price" shall mean the average of the high and low sales price of a share of the Maker's common stock as reported by the Principal Market.

                  (b) The term "Common Stock" shall mean the Maker's common stock, par value $0.001 per share.

                  (c) The term "Holder" shall mean and include all successors and assigns of any owner or holder of this Note.

                  (d) The term "Maker" shall mean and include all makers, co-makers and other parties signing on the face of this Note and their successors and assigns, and the use of the plural number shall include the singular, and vice versa.

                  (e) The term "Maturity" shall mean the date on which this Note shall be due and payable in full, which date shall be January 13, 2006.

                  (f) The term "Principal Market" shall mean the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq Small Cap Market or the OTC Bulletin Board, whichever is at the time the principal trading exchange or market for the Common Stock, based upon share volume.

         2. Terms of Payment. The Note shall be paid in full, as to principal and any unpaid interest, on or before Maturity. Such Maturity may be extended by mutual consent of the Holder and the Company. Holder shall have the right to convert the principal balance of the Note and accrued interest into Common Stock at any time. Unless otherwise designated in writing, mailed or delivered to Maker, the place for payment of the indebtedness evidenced by this Note shall be the Holder's principal address as noted above. Payments received on this Note shall be applied first to accrued interest, and the balance to principal.

         3. Events of Default. The following shall constitute an Event of
Default:

                  (a) In the event Maker shall fail (i) to pay any sums due hereunder when due, or (ii) to observe or perform any term, condition, covenant, representation or warranty set forth herein, when due or required, or within any period of time permitted thereunder for cure of any such default or non-performance.

                  (b) In the event Maker shall fail to pay any invoice or other sum, which may be due and payable to Holder, when due or required, according to the terms thereunder unless prior written waiver has been granted to Maker by Holder.

         4. Acceleration of Maturity. Upon the happening of any Event of Default, the unpaid principal and interest due Holder shall, at the option of the Holder, become immediately due and payable.

         5. Limitation on Interest. In no contingency, whether by reason of acceleration of the Maturity of this Note or otherwise, shall the interest contracted for, charged or received by Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum lawful amount, the interest payable to Holder shall be reduced to the maximum amount permitted under applicable law; and, if from any circumstance the Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal of this Note and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of the Note such excess shall be refunded to Maker. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, pro-rated, allocated, and spread throughout the full period until payment in full of the principal of the Note (including the period of any renewal or extension thereof) so that interest thereon for such full period shall not exceed the maximum amount permitted by applicable law.

         6. Remedies; Nonwaiver. Failure of Holder to exercise any right or remedy available to Holder upon the occurrence of an Event of Default hereunder shall not constitute a waiver on the part of Holder of the right to exercise any such right or remedy for that Event of Default or any subsequent Event of Default. The exercise of any remedy by Holder shall not constitute an election of any such remedy to the exclusion of any other remedies afforded Holder at law or in equity, all such remedies being nonexclusive and cumulative. If an Event of Default occurs under this Note and this Note is referred to an attorney at law for collection, Maker agrees to pay all costs incurred by Holder incident to collection, including but not limited to reasonable attorney fees (such fees not to exceed ten percent (10%) of the then outstanding principal balance of the
Note), enforceable as a contract of indemnity, plus all court costs and other expenses incurred at or prior to trial and in connection with any and all appeals.

         7. Waivers. The Maker, endorsers, sureties and guarantors hereof, if any, severally (i) waive presentment, protest and demand, (ii) waive notice of protest, demand, dishonor and nonpayment of this Note, and (iii) expressly agree that this Note may be renewed in whole or in part, or any nonpayment hereunder may be extended, or a new note of different form may be substituted for this Note or changes may be made in consideration of the extension of the Maturity date hereof, or any combination thereof, from time to time, but, in any singular event or any combination of such events, neither Maker nor any endorser, surety or guarantor will be released from liability by reason of the occurrence of any such event, nor shall Holder hereof be deemed by the occurrence of any such event to have waived or surrendered, either in whole or in part, any right it otherwise might have.

         8. Option to Convert Note Into Stock.

                  (a) Holder shall have the sole right and option to convert (the "Conversion Right") the unpaid principal balance of this Note, together with all accrued and unpaid interest, into shares of Maker's voting common stock (the "Shares") having all rights inherent in common stock under the Maker's Articles of Incorporation and Bylaws in effect as of the date hereof (the "Option"). The number Shares to be paid on conversion of the principal balance shall be 166,667.

                  (b) Maker shall file a registration statement to register for resale under the Securities Act of 1933, as amended (the "Securities Act") all Shares that may be issued under subsections of this Note. The Registration statement for Conversion of Common Stock shall be filed within ninety (90) days of Conversion.

         9. Mechanics of Conversion. Before the Holder shall be entitled to convert this Note into Shares, the Holder shall surrender this Note, duly endorsed, at the office of the Maker, and shall give written notice to the Maker at its principal corporate office of the election to convert the same and shall state therein the name or names in which the certificate or certificates for the Shares are to be issued (the "Notice of Conversion"). The Maker shall, promptly thereafter, issue and deliver to such persons at the address specified by the holder, a certificate or certificates for the Shares to which the Holder is entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of this Note, and the persons entitled to receive the Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Shares as of such date. No fractional shares shall be issued upon conversion of this Note and the number of Shares to be issued shall be rounded down to the nearest whole share.

         10. Prepayment. The Maker may prepay any part of or the entire balance of this Note without penalty however the Maker grants the Holder the right to convert this note to Company Common Stock within 5 days after notice by Company of intent to prepay this Note.

         11. Controlling Law. This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (other than its conflict of laws principles) and the provisions of applicable federal law.

         12. Shareholder Status. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any rights whatsoever as a shareholder of the Maker prior to conversion hereof.

         13. Notices. Any notice required or permitted under this Note shall be in writing and shall be deemed to have been given on the date of delivery, if personally delivered or delivered by courier, overnight express or other method of verified delivery, to the party to whom notice is to be given, and addressed to the addressee at the address of the addressee set forth herein, or the most recent address, specified by written notice, given to the sender pursuant to this paragraph.

          EFFECTIVE as of the 13th day of January, 2005.

Maker's Address:                      MAKER:
1003 W. 9th Avenue, 2nd Floor         SEDONA CORPORATION
King of Prussia, PA  19406

                                      By:      Marco A. Emrich
                                          -------------------------------
                                          Marco A. Emrich
                                          Chief Executive Officer


                                      By:   Anita M. Primo
                                          -------------------------------
                                          Anita M. Primo
                                          Chief Financial Officer

                                      Date: 01-13-05

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                                CONVERTIBLE NOTE

$75,000.00                                         King of Prussia, Pennsylvania


FOR VALUE RECEIVED, the undersigned, SEDONA CORPORATION, a Pennsylvania Corporation ("Maker"), promises to pay to David R. Vey ("Holder"), with the address of 11822 Justice Avenue Suite B-6 Baton Rouge, Louisiana 70816, the principal sum of Seventy-Five Thousand Dollars ($75,000.00), together with interest thereon at the rate of eight percent (8%) per annum from the date hereof until the earlier of Maturity or the date upon which the unpaid balance shall be paid in full (the or this "Note").

         1. Definitions. The following definitions are applicable to the words, phrases or terms used in this Note.

                  (a) The term "Average Daily Price" shall mean the average of the high and low sales price of a share of the Maker's common stock as reported by the Principal Market.

                  (b) The term "Common Stock" shall mean the Maker's common stock, par value $0.001 per share.

                  (c) The term "Holder" shall mean and include all successors and assigns of any owner or holder of this Note.

                  (d) The term "Maker" shall mean and include all makers, co-makers and other parties signing on the face of this Note and their successors and assigns, and the use of the plural number shall include the singular, and vice versa.

                  (e) The term "Maturity" shall mean the date on which this Note shall be due and payable in full, which date shall be January 31, 2006.

                  (g) The term "Principal Market" shall mean the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq Small Cap Market or the OTC Bulletin Board, whichever is at the time the principal trading exchange or market for the Common Stock, based upon share volume.

         2. Terms of Payment. The Note shall be paid in full, as to principal and any unpaid interest, on or before Maturity. Such Maturity may be extended by mutual consent of the Holder and the Company. Holder shall have the right to convert the principal balance of the Note and accrued interest into Common Stock at any time. Unless otherwise designated in writing, mailed or delivered to Maker, the place for payment of the indebtedness evidenced by this Note shall be the Holder's principal address as noted above. Payments received on this Note shall be applied first to accrued interest, and the balance to principal.

         3. Events of Default. The following shall constitute an Event of
Default:

                  (a) In the event Maker shall fail (i) to pay any sums due hereunder when due, or (ii) to observe or perform any term, condition, covenant, representation or warranty set forth herein, when due or required, or within any period of time permitted thereunder for cure of any such default or non-performance.

                  (b) In the event Maker shall fail to pay any invoice or other sum, which may be due and payable to Holder, when due or required, according to the terms thereunder unless prior written waiver has been granted to Maker by Holder.

         4. Acceleration of Maturity. Upon the happening of any Event of Default, the unpaid principal and interest due Holder shall, at the option of the Holder, become immediately due and payable.

         5. Limitation on Interest. In no contingency, whether by reason of acceleration of the Maturity of this Note or otherwise, shall the interest contracted for, charged or received by Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum lawful amount, the interest payable to Holder shall be reduced to the maximum amount permitted under applicable law; and, if from any circumstance the Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal of this Note and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of the Note such excess shall be refunded to Maker. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, pro-rated, allocated, and spread throughout the full period until payment in full of the principal of the Note (including the period of any renewal or extension thereof) so that interest thereon for such full period shall not exceed the maximum amount permitted by applicable law.

         6. Remedies; Nonwaiver. Failure of Holder to exercise any right or remedy available to Holder upon the occurrence of an Event of Default hereunder shall not constitute a waiver on the part of Holder of the right to exercise any such right or remedy for that Event of Default or any subsequent Event of Default. The exercise of any remedy by Holder shall not constitute an election of any such remedy to the exclusion of any other remedies afforded Holder at law or in equity, all such remedies being nonexclusive and cumulative. If an Event of Default occurs under this Note and this Note is referred to an attorney at law for collection, Maker agrees to pay all costs incurred by Holder incident to collection, including but not limited to reasonable attorney fees (such fees not to exceed ten percent (10%) of the then outstanding principal balance of the
Note), enforceable as a contract of indemnity, plus all court costs and other expenses incurred at or prior to trial and in connection with any and all appeals.

         7. Waivers. The Maker, endorsers, sureties and guarantors hereof, if any, severally (i) waive presentment, protest and demand, (ii) waive notice of protest, demand, dishonor and nonpayment of this Note, and (iii) expressly agree that this Note may be renewed in whole or in part, or any nonpayment hereunder may be extended, or a new note of different form may be substituted for this Note or changes may be made in consideration of the extension of the Maturity date hereof, or any combination thereof, from time to time, but, in any singular event or any combination of such events, neither Maker nor any endorser, surety or guarantor will be released from liability by reason of the occurrence of any such event, nor shall Holder hereof be deemed by the occurrence of any such event to have waived or surrendered, either in whole or in part, any right it otherwise might have.

         8. Option to Convert Note Into Stock.

                  (a) Holder shall have the sole right and option to convert (the "Conversion Right") the unpaid principal balance of this Note, together with all accrued and unpaid interest, into shares of Maker's voting common stock (the "Shares") having all rights inherent in common stock under the Maker's Articles of Incorporation and Bylaws in effect as of the date hereof (the "Option"). The number Shares to be paid on conversion of the principal balance shall be 258,621.

                  (b) Maker shall file a registration statement to register for resale under the Securities Act of 1933, as amended (the "Securities Act") all Shares that may be issued under subsections of this Note. The Registration statement for Conversion of Common Stock shall be filed within ninety (90) days of Conversion.

         9. Mechanics of Conversion. Before the Holder shall be entitled to convert this Note into Shares, the Holder shall surrender this Note, duly endorsed, at the office of the Maker, and shall give written notice to the Maker at its principal corporate office of the election to convert the same and shall state therein the name or names in which the certificate or certificates for the Shares are to be issued (the "Notice of Conversion"). The Maker shall, promptly thereafter, issue and deliver to such persons at the address specified by the holder, a certificate or certificates for the Shares to which the Holder is entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of this Note, and the persons entitled to receive the Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Shares as of such date. No fractional shares shall be issued upon conversion of this Note and the number of Shares to be issued shall be rounded down to the nearest whole share.

         10. Prepayment. The Maker may prepay any part of or the entire balance of this Note without penalty however the Maker grants the Holder the right to convert this note to Company Common Stock within 5 days after notice by Company of intent to prepay this Note.

         11. Controlling Law. This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (other than its conflict of laws principles) and the provisions of applicable federal law.

         12. Shareholder Status. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any rights whatsoever as a shareholder of the Maker prior to conversion hereof.

         13. Notices. Any notice required or permitted under this Note shall be in writing and shall be deemed to have been given on the date of delivery, if personally delivered or delivered by courier, overnight express or other method of verified delivery, to the party to whom notice is to be given, and addressed to the addressee at the address of the addressee set forth herein, or the most recent address, specified by written notice, given to the sender pursuant to this paragraph.

          EFFECTIVE as of the 31st day of January, 2005.

Maker's Address:                      MAKER:
1003 W. 9th Avenue, 2nd Floor         SEDONA CORPORATION
King of Prussia, PA  19406

                                      By:      Marco A. Emrich
                                          -------------------------------
                                          Marco A. Emrich
                                          Chief Executive Officer


                                      By:       Anita M. Primo
                                          -------------------------------
                                          Anita M. Primo
                                          Chief Financial Officer

                                      Date: 01-31-05

                                  EXHIBIT 10.61

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                                CONVERTIBLE NOTE

$125,000.00                                        King of Prussia, Pennsylvania


FOR VALUE RECEIVED, the undersigned, SEDONA CORPORATION, a Pennsylvania Corporation ("Maker"), promises to pay to David R. Vey ("Holder"), with the address of 11822 Justice Avenue Suite B-6 Baton Rouge, Louisiana 70816, the principal sum of One Hundred Twenty-Five Thousand Dollars ($125,000.00), together with interest thereon at the rate of eight percent (8%) per annum from the date hereof until the earlier of Maturity or the date upon which the unpaid balance shall be paid in full (the or this "Note").

         1. Definitions. The following definitions are applicable to the words, phrases or terms used in this Note.

                  (a) The term "Average Daily Price" shall mean the average of the high and low sales price of a share of the Maker's common stock as reported by the Principal Market.

                  (b) The term "Common Stock" shall mean the Maker's common stock, par value $0.001 per share.

                  (c) The term "Holder" shall mean and include all successors and assigns of any owner or holder of this Note.

                  (d) The term "Maker" shall mean and include all makers, co-makers and other parties signing on the face of this Note and their successors and assigns, and the use of the plural number shall include the singular, and vice versa.

                  (e) The term "Maturity" shall mean the date on which this Note shall be due and payable in full, which date shall be March 16, 2006.

                  (h) The term "Principal Market" shall mean the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq Small Cap Market or the OTC Bulletin Board, whichever is at the time the principal trading exchange or market for the Common Stock, based upon share volume.

         2. Terms of Payment. The Note shall be paid in full, as to principal and any unpaid interest, on or before Maturity. Such Maturity may be extended by mutual consent of the Holder and the Company. Holder shall have the right to convert the principal balance of the Note and accrued interest into Common Stock at any time. Unless otherwise designated in writing, mailed or delivered to Maker, the place for payment of the indebtedness evidenced by this Note shall be the Holder's principal address as noted above. Payments received on this Note shall be applied first to accrued interest, and the balance to principal.

         3. Events of Default. The following shall constitute an Event of
Default:

                  (a) In the event Maker shall fail (i) to pay any sums due hereunder when due, or (ii) to observe or perform any term, condition, covenant, representation or warranty set forth herein, when due or required, or within any period of time permitted thereunder for cure of any such default or non-performance.

                  (b) In the event Maker shall fail to pay any invoice or other sum, which may be due and payable to Holder, when due or required, according to the terms thereunder unless prior written waiver has been granted to Maker by Holder.

         4. Acceleration of Maturity. Upon the happening of any Event of Default, the unpaid principal and interest due Holder shall, at the option of the Holder, become immediately due and payable.

         5. Limitation on Interest. In no contingency, whether by reason of acceleration of the Maturity of this Note or otherwise, shall the interest contracted for, charged or received by Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum lawful amount, the interest payable to Holder shall be reduced to the maximum amount permitted under applicable law; and, if from any circumstance the Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal of this Note and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of the Note such excess shall be refunded to Maker. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, pro-rated, allocated, and spread throughout the full period until payment in full of the principal of the Note (including the period of any renewal or extension thereof) so that interest thereon for such full period shall not exceed the maximum amount permitted by applicable law.

         6. Remedies; Nonwaiver. Failure of Holder to exercise any right or remedy available to Holder upon the occurrence of an Event of Default hereunder shall not constitute a waiver on the part of Holder of the right to exercise any such right or remedy for that Event of Default or any subsequent Event of Default. The exercise of any remedy by Holder shall not constitute an election of any such remedy to the exclusion of any other remedies afforded Holder at law or in equity, all such remedies being nonexclusive and cumulative. If an Event of Default occurs under this Note and this Note is referred to an attorney at law for collection, Maker agrees to pay all costs incurred by Holder incident to collection, including but not limited to reasonable attorney fees (such fees not to exceed ten percent (10%) of the then outstanding principal balance of the
Note), enforceable as a contract of indemnity, plus all court costs and other expenses incurred at or prior to trial and in connection with any and all appeals.

         7. Waivers. The Maker, endorsers, sureties and guarantors hereof, if any, severally (i) waive presentment, protest and demand, (ii) waive notice of protest, demand, dishonor and nonpayment of this Note, and (iii) expressly agree that this Note may be renewed in whole or in part, or any nonpayment hereunder may be extended, or a new note of different form may be substituted for this Note or changes may be made in consideration of the extension of the Maturity date hereof, or any combination thereof, from time to time, but, in any singular event or any combination of such events, neither Maker nor any endorser, surety or guarantor will be released from liability by reason of the occurrence of any such event, nor shall Holder hereof be deemed by the occurrence of any such event to have waived or surrendered, either in whole or in part, any right it otherwise might have.

         8. Option to Convert Note Into Stock.

                  (a) Holder shall have the sole right and option to convert (the "Conversion Right") the unpaid principal balance of this Note, together with all accrued and unpaid interest, into shares of Maker's voting common stock (the "Shares") having all rights inherent in common stock under the Maker's Articles of Incorporation and Bylaws in effect as of the date hereof (the "Option"). The number Shares to be paid on conversion of the principal balance shall be 403,226.

                  (b) Maker shall file a registration statement to register for resale under the Securities Act of 1933, as amended (the "Securities Act") all Shares that may be issued under subsections of this Note. The Registration statement for Conversion of Common Stock shall be filed within ninety (90) days of Conversion.

         9. Mechanics of Conversion. Before the Holder shall be entitled to convert this Note into Shares, the Holder shall surrender this Note, duly endorsed, at the office of the Maker, and shall give written notice to the Maker at its principal corporate office of the election to convert the same and shall state therein the name or names in which the certificate or certificates for the Shares are to be issued (the "Notice of Conversion"). The Maker shall, promptly thereafter, issue and deliver to such persons at the address specified by the holder, a certificate or certificates for the Shares to which the Holder is entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of this Note, and the persons entitled to receive the Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Shares as of such date. No fractional shares shall be issued upon conversion of this Note and the number of Shares to be issued shall be rounded down to the nearest whole share.

         10. Prepayment. The Maker may prepay any part of or the entire balance of this Note without penalty however the Maker grants the Holder the right to convert this note to Company Common Stock within 5 days after notice by Company of intent to prepay this Note.

         11. Controlling Law. This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (other than its conflict of laws principles) and the provisions of applicable federal law.

         12. Shareholder Status. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any rights whatsoever as a shareholder of the Maker prior to conversion hereof.

         13. Notices. Any notice required or permitted under this Note shall be in writing and shall be deemed to have been given on the date of delivery, if personally delivered or delivered by courier, overnight express or other method of verified delivery, to the party to whom notice is to be given, and addressed to the addressee at the address of the addressee set forth herein, or the most recent address, specified by written notice, given to the sender pursuant to this paragraph.

          EFFECTIVE as of the 16th day of March, 2005.

Maker's Address:                      MAKER:
1003 W. 9th Avenue, 2nd Floor         SEDONA CORPORATION
King of Prussia, PA  19406

                                      By:      Marco A. Emrich
                                         -------------------------------
                                         Marco A. Emrich
                                         Chief Executive Officer


                                      By:      Anita M. Primo
                                         -------------------------------
                                         Anita M. Primo
                                         Chief Financial Officer

                                      Date: 03-16-05

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                                CONVERTIBLE NOTE

$75,000.00                                        King of Prussia, Pennsylvania


FOR VALUE RECEIVED, the undersigned, SEDONA CORPORATION, a Pennsylvania Corporation ("Maker"), promises to pay to David R. Vey ("Holder"), with the address of 11822 Justice Avenue Suite B-6 Baton Rouge, Louisiana 70816, the principal sum of Seventy-Five Thousand Dollars ($75,000.00), together with interest thereon at the rate of eight percent (8%) per annum from the date hereof until the earlier of Maturity or the date upon which the unpaid balance shall be paid in full (the or this "Note").

         1. Definitions. The following definitions are applicable to the words, phrases or terms used in this Note.

                  (a) The term "Average Daily Price" shall mean the average of the high and low sales price of a share of the Maker's common stock as reported by the Principal Market.

                  (b) The term "Common Stock" shall mean the Maker's common stock, par value $0.001 per share.

                  (c) The term "Holder" shall mean and include all successors and assigns of any owner or holder of this Note.

                  (d) The term "Maker" shall mean and include all makers, co-makers and other parties signing on the face of this Note and their successors and assigns, and the use of the plural number shall include the singular, and vice versa.

                  (e) The term "Maturity" shall mean the date on which this Note shall be due and payable in full, which date shall be March 25, 2006.

                  (i) The term "Principal Market" shall mean the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq Small Cap Market or the OTC Bulletin Board, whichever is at the time the principal trading exchange or market for the Common Stock, based upon share volume.

         2. Terms of Payment. The Note shall be paid in full, as to principal and any unpaid interest, on or before Maturity. Such Maturity may be extended by mutual consent of the Holder and the Company. Holder shall have the right to convert the principal balance of the Note and accrued interest into Common Stock at any time. Unless otherwise designated in writing, mailed or delivered to Maker, the place for payment of the indebtedness evidenced by this Note shall be the Holder's principal address as noted above. Payments received on this Note shall be applied first to accrued interest, and the balance to principal.

         3. Events of Default. The following shall constitute an Event of
Default:

                  (a) In the event Maker shall fail (i) to pay any sums due hereunder when due, or (ii) to observe or perform any term, condition, covenant, representation or warranty set forth herein, when due or required, or within any period of time permitted thereunder for cure of any such default or non-performance.

                  (b) In the event Maker shall fail to pay any invoice or other sum, which may be due and payable to Holder, when due or required, according to the terms thereunder unless prior written waiver has been granted to Maker by Holder.

         4. Acceleration of Maturity. Upon the happening of any Event of Default, the unpaid principal and interest due Holder shall, at the option of the Holder, become immediately due and payable.

         5. Limitation on Interest. In no contingency, whether by reason of acceleration of the Maturity of this Note or otherwise, shall the interest contracted for, charged or received by Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum lawful amount, the interest payable to Holder shall be reduced to the maximum amount permitted under applicable law; and, if from any circumstance the Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal of this Note and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of the Note such excess shall be refunded to Maker. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, pro-rated, allocated, and spread throughout the full period until payment in full of the principal of the Note (including the period of any renewal or extension thereof) so that interest thereon for such full period shall not exceed the maximum amount permitted by applicable law.

         6. Remedies; Nonwaiver. Failure of Holder to exercise any right or remedy available to Holder upon the occurrence of an Event of Default hereunder shall not constitute a waiver on the part of Holder of the right to exercise any such right or remedy for that Event of Default or any subsequent Event of Default. The exercise of any remedy by Holder shall not constitute an election of any such remedy to the exclusion of any other remedies afforded Holder at law or in equity, all such remedies being nonexclusive and cumulative. If an Event of Default occurs under this Note and this Note is referred to an attorney at law for collection, Maker agrees to pay all costs incurred by Holder incident to collection, including but not limited to reasonable attorney fees (such fees not to exceed ten percent (10%) of the then outstanding principal balance of the
Note), enforceable as a contract of indemnity, plus all court costs and other expenses incurred at or prior to trial and in connection with any and all appeals.

         7. Waivers. The Maker, endorsers, sureties and guarantors hereof, if any, severally (i) waive presentment, protest and demand, (ii) waive notice of protest, demand, dishonor and nonpayment of this Note, and (iii) expressly agree that this Note may be renewed in whole or in part, or any nonpayment hereunder may be extended, or a new note of different form may be substituted for this Note or changes may be made in consideration of the extension of the Maturity date hereof, or any combination thereof, from time to time, but, in any singular event or any combination of such events, neither Maker nor any endorser, surety or guarantor will be released from liability by reason of the occurrence of any such event, nor shall Holder hereof be deemed by the occurrence of any such event to have waived or surrendered, either in whole or in part, any right it otherwise might have.

         8. Option to Convert Note Into Stock.

                  (a) Holder shall have the sole right and option to convert (the "Conversion Right") the unpaid principal balance of this Note, together with all accrued and unpaid interest, into shares of Maker's voting common stock (the "Shares") having all rights inherent in common stock under the Maker's Articles of Incorporation and Bylaws in effect as of the date hereof (the "Option"). The number Shares to be paid on conversion of the principal balance shall be 258,620.

                  (b) Maker shall file a registration statement to register for resale under the Securities Act of 1933, as amended (the "Securities Act") all Shares that may be issued under subsections of this Note. The Registration statement for Conversion of Common Stock shall be filed within ninety (90) days of Conversion.

         9. Mechanics of Conversion. Before the Holder shall be entitled to convert this Note into Shares, the Holder shall surrender this Note, duly endorsed, at the office of the Maker, and shall give written notice to the Maker at its principal corporate office of the election to convert the same and shall state therein the name or names in which the certificate or certificates for the Shares are to be issued (the "Notice of Conversion"). The Maker shall, promptly thereafter, issue and deliver to such persons at the address specified by the holder, a certificate or certificates for the Shares to which the Holder is entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of this Note, and the persons entitled to receive the Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Shares as of such date. No fractional shares shall be issued upon conversion of this Note and the number of Shares to be issued shall be rounded down to the nearest whole share.

         10. Prepayment. The Maker may prepay any part of or the entire balance of this Note without penalty however the Maker grants the Holder the right to convert this note to Company Common Stock within 5 days after notice by Company of intent to prepay this Note.

         11. Controlling Law. This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (other than its conflict of laws principles) and the provisions of applicable federal law.

         12. Shareholder Status. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any rights whatsoever as a shareholder of the Maker prior to conversion hereof.

         13. Notices. Any notice required or permitted under this Note shall be in writing and shall be deemed to have been given on the date of delivery, if personally delivered or delivered by courier, overnight express or other method of verified delivery, to the party to whom notice is to be given, and addressed to the addressee at the address of the addressee set forth herein, or the most recent address, specified by written notice, given to the sender pursuant to this paragraph.

          EFFECTIVE as of the 25th day of March, 2005.

Maker's Address:                      MAKER:
1003 W. 9th Avenue, 2nd Floor         SEDONA CORPORATION
King of Prussia, PA  19406

                                      By:      Marco A. Emrich
                                          -------------------------------
                                          Marco A. Emrich
                                          Chief Executive Officer


                                      By:      Anita M. Primo
                                          -------------------------------
                                          Anita M. Primo
                                          Chief Financial Officer

                                      Date: 04-15-05

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                                CONVERTIBLE NOTE

$50,000.00                                        King of Prussia, Pennsylvania


FOR VALUE RECEIVED, the undersigned, SEDONA CORPORATION, a Pennsylvania Corporation ("Maker"), promises to pay to David R. Vey ("Holder"), with the address of 11822 Justice Avenue Suite B-6 Baton Rouge, Louisiana 70816, the principal sum of Fifty Thousand Dollars ($50,000.00), together with interest thereon at the rate of eight percent (8%) per annum from the date hereof until the earlier of Maturity or the date upon which the unpaid balance shall be paid in full (the or this "Note").

         1. Definitions. The following definitions are applicable to the words, phrases or terms used in this Note.

                  (a) The term "Average Daily Price" shall mean the average of the high and low sales price of a share of the Maker's common stock as reported by the Principal Market.

                  (b) The term "Common Stock" shall mean the Maker's common stock, par value $0.001 per share.

                  (c) The term "Holder" shall mean and include all successors and assigns of any owner or holder of this Note.

                  (d) The term "Maker" shall mean and include all makers, co-makers and other parties signing on the face of this Note and their successors and assigns, and the use of the plural number shall include the singular, and vice versa.

                  (e) The term "Maturity" shall mean the date on which this Note shall be due and payable in full, which date shall be March 30, 2006.

                  (j) The term "Principal Market" shall mean the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq Small Cap Market or the OTC Bulletin Board, whichever is at the time the principal trading exchange or market for the Common Stock, based upon share volume.

         2. Terms of Payment. The Note shall be paid in full, as to principal and any unpaid interest, on or before Maturity. Such Maturity may be extended by mutual consent of the Holder and the Company. Holder shall have the right to convert the principal balance of the Note and accrued interest into Common Stock at any time. Unless otherwise designated in writing, mailed or delivered to Maker, the place for payment of the indebtedness evidenced by this Note shall be the Holder's principal address as noted above. Payments received on this Note shall be applied first to accrued interest, and the balance to principal.

         3. Events of Default. The following shall constitute an Event of
Default:

                  (a) In the event Maker shall fail (i) to pay any sums due hereunder when due, or (ii) to observe or perform any term, condition, covenant, representation or warranty set forth herein, when due or required, or within any period of time permitted thereunder for cure of any such default or non-performance.

                  (b) In the event Maker shall fail to pay any invoice or other sum, which may be due and payable to Holder, when due or required, according to the terms thereunder unless prior written waiver has been granted to Maker by Holder.

         4. Acceleration of Maturity. Upon the happening of any Event of Default, the unpaid principal and interest due Holder shall, at the option of the Holder, become immediately due and payable.

         5. Limitation on Interest. In no contingency, whether by reason of acceleration of the Maturity of this Note or otherwise, shall the interest contracted for, charged or received by Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum lawful amount, the interest payable to Holder shall be reduced to the maximum amount permitted under applicable law; and, if from any circumstance the Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal of this Note and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of the Note such excess shall be refunded to Maker. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, pro-rated, allocated, and spread throughout the full period until payment in full of the principal of the Note (including the period of any renewal or extension thereof) so that interest thereon for such full period shall not exceed the maximum amount permitted by applicable law.

         6. Remedies; Nonwaiver. Failure of Holder to exercise any right or remedy available to Holder upon the occurrence of an Event of Default hereunder shall not constitute a waiver on the part of Holder of the right to exercise any such right or remedy for that Event of Default or any subsequent Event of Default. The exercise of any remedy by Holder shall not constitute an election of any such remedy to the exclusion of any other remedies afforded Holder at law or in equity, all such remedies being nonexclusive and cumulative. If an Event of Default occurs under this Note and this Note is referred to an attorney at law for collection, Maker agrees to pay all costs incurred by Holder incident to collection, including but not limited to reasonable attorney fees (such fees not to exceed ten percent (10%) of the then outstanding principal balance of the
Note), enforceable as a contract of indemnity, plus all court costs and other expenses incurred at or prior to trial and in connection with any and all appeals.

         7. Waivers. The Maker, endorsers, sureties and guarantors hereof, if any, severally (i) waive presentment, protest and demand, (ii) waive notice of protest, demand, dishonor and nonpayment of this Note, and (iii) expressly agree that this Note may be renewed in whole or in part, or any nonpayment hereunder may be extended, or a new note of different form may be substituted for this Note or changes may be made in consideration of the extension of the Maturity date hereof, or any combination thereof, from time to time, but, in any singular event or any combination of such events, neither Maker nor any endorser, surety or guarantor will be released from liability by reason of the occurrence of any such event, nor shall Holder hereof be deemed by the occurrence of any such event to have waived or surrendered, either in whole or in part, any right it otherwise might have.

         8. Option to Convert Note Into Stock.

                  (a) Holder shall have the sole right and option to convert (the "Conversion Right") the unpaid principal balance of this Note, together with all accrued and unpaid interest, into shares of Maker's voting common stock (the "Shares") having all rights inherent in common stock under the Maker's Articles of Incorporation and Bylaws in effect as of the date hereof (the "Option"). The number Shares to be paid on conversion of the principal balance shall be 172,413.

                  (b) Maker shall file a registration statement to register for resale under the Securities Act of 1933, as amended (the "Securities Act") all Shares that may be issued under subsections of this Note. The Registration statement for Conversion of Common Stock shall be filed within ninety (90) days of Conversion.

         9. Mechanics of Conversion. Before the Holder shall be entitled to convert this Note into Shares, the Holder shall surrender this Note, duly endorsed, at the office of the Maker, and shall give written notice to the Maker at its principal corporate office of the election to convert the same and shall state therein the name or names in which the certificate or certificates for the Shares are to be issued (the "Notice of Conversion"). The Maker shall, promptly thereafter, issue and deliver to such persons at the address specified by the holder, a certificate or certificates for the Shares to which the Holder is entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of this Note, and the persons entitled to receive the Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Shares as of such date. No fractional shares shall be issued upon conversion of this Note and the number of Shares to be issued shall be rounded down to the nearest whole share.

         10. Prepayment. The Maker may prepay any part of or the entire balance of this Note without penalty however the Maker grants the Holder the right to convert this note to Company Common Stock within 5 days after notice by Company of intent to prepay this Note.

         11. Controlling Law. This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (other than its conflict of laws principles) and the provisions of applicable federal law.

         12. Shareholder Status. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any rights whatsoever as a shareholder of the Maker prior to conversion hereof.

         13. Notices. Any notice required or permitted under this Note shall be in writing and shall be deemed to have been given on the date of delivery, if personally delivered or delivered by courier, overnight express or other method of verified delivery, to the party to whom notice is to be given, and addressed to the addressee at the address of the addressee set forth herein, or the most recent address, specified by written notice, given to the sender pursuant to this paragraph.

          EFFECTIVE as of the 30th day of March, 2005.

Maker's Address:                      MAKER:
1003 W. 9th Avenue, 2nd Floor         SEDONA CORPORATION
King of Prussia, PA  19406

                                      By:      Marco A. Emrich
                                          -------------------------------
                                          Marco A. Emrich
                                          Chief Executive Officer


                                      By:      Anita M. Primo
                                          -------------------------------
                                          Anita M. Primo
                                          Chief Financial Officer

                                      Date: 04-15-05

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                                CONVERTIBLE NOTE

$75,000.00                                         King of Prussia, Pennsylvania


FOR VALUE RECEIVED, the undersigned, SEDONA CORPORATION, a Pennsylvania Corporation ("Maker"), promises to pay to David R. Vey ("Holder"), with the address of 11822 Justice Avenue Suite B-6 Baton Rouge, Louisiana 70816, the principal sum of Seventy-Five Thousand Dollars ($75,000.00), together with interest thereon at the rate of eight percent (8%) per annum from the date hereof until the earlier of Maturity or the date upon which the unpaid balance shall be paid in full (the or this "Note").

         1. Definitions. The following definitions are applicable to the words, phrases or terms used in this Note.

                  (a) The term "Average Daily Price" shall mean the average of the high and low sales price of a share of the Maker's common stock as reported by the Principal Market.

                  (b) The term "Common Stock" shall mean the Maker's common stock, par value $0.001 per share.

                  (c) The term "Holder" shall mean and include all successors and assigns of any owner or holder of this Note.

                  (d) The term "Maker" shall mean and include all makers, co-makers and other parties signing on the face of this Note and their successors and assigns, and the use of the plural number shall include the singular, and vice versa.

                  (e) The term "Maturity" shall mean the date on which this Note shall be due and payable in full, which date shall be April 14, 2006.

                  (k) The term "Principal Market" shall mean the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq Small Cap Market or the OTC Bulletin Board, whichever is at the time the principal trading exchange or market for the Common Stock, based upon share volume.

         2. Terms of Payment. The Note shall be paid in full, as to principal and any unpaid interest, on or before Maturity. Such Maturity may be extended by mutual consent of the Holder and the Company. Holder shall have the right to convert the principal balance of the Note and accrued interest into Common Stock at any time. Unless otherwise designated in writing, mailed or delivered to Maker, the place for payment of the indebtedness evidenced by this Note shall be the Holder's principal address as noted above. Payments received on this Note shall be applied first to accrued interest, and the balance to principal.

         3. Events of Default. The following shall constitute an Event of
Default:

                  (a) In the event Maker shall fail (i) to pay any sums due hereunder when due, or (ii) to observe or perform any term, condition, covenant, representation or warranty set forth herein, when due or required, or within any period of time permitted thereunder for cure of any such default or non-performance.

                  (b) In the event Maker shall fail to pay any invoice or other sum, which may be due and payable to Holder, when due or required, according to the terms thereunder unless prior written waiver has been granted to Maker by Holder.

         4. Acceleration of Maturity. Upon the happening of any Event of Default, the unpaid principal and interest due Holder shall, at the option of the Holder, become immediately due and payable.

         5. Limitation on Interest. In no contingency, whether by reason of acceleration of the Maturity of this Note or otherwise, shall the interest contracted for, charged or received by Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum lawful amount, the interest payable to Holder shall be reduced to the maximum amount permitted under applicable law; and, if from any circumstance the Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal of this Note and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of the Note such excess shall be refunded to Maker. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, pro-rated, allocated, and spread throughout the full period until payment in full of the principal of the Note (including the period of any renewal or extension thereof) so that interest thereon for such full period shall not exceed the maximum amount permitted by applicable law.

         6. Remedies; Nonwaiver. Failure of Holder to exercise any right or remedy available to Holder upon the occurrence of an Event of Default hereunder shall not constitute a waiver on the part of Holder of the right to exercise any such right or remedy for that Event of Default or any subsequent Event of Default. The exercise of any remedy by Holder shall not constitute an election of any such remedy to the exclusion of any other remedies afforded Holder at law or in equity, all such remedies being nonexclusive and cumulative. If an Event of Default occurs under this Note and this Note is referred to an attorney at law for collection, Maker agrees to pay all costs incurred by Holder incident to collection, including but not limited to reasonable attorney fees (such fees not to exceed ten percent (10%) of the then outstanding principal balance of the
Note), enforceable as a contract of indemnity, plus all court costs and other expenses incurred at or prior to trial and in connection with any and all appeals.

         7. Waivers. The Maker, endorsers, sureties and guarantors hereof, if any, severally (i) waive presentment, protest and demand, (ii) waive notice of protest, demand, dishonor and nonpayment of this Note, and (iii) expressly agree that this Note may be renewed in whole or in part, or any nonpayment hereunder may be extended, or a new note of different form may be substituted for this Note or changes may be made in consideration of the extension of the Maturity date hereof, or any combination thereof, from time to time, but, in any singular event or any combination of such events, neither Maker nor any endorser, surety or guarantor will be released from liability by reason of the occurrence of any such event, nor shall Holder hereof be deemed by the occurrence of any such event to have waived or surrendered, either in whole or in part, any right it otherwise might have.

         8. Option to Convert Note Into Stock.

                  (a) Holder shall have the sole right and option to convert (the "Conversion Right") the unpaid principal balance of this Note, together with all accrued and unpaid interest, into shares of Maker's voting common stock (the "Shares") having all rights inherent in common stock under the Maker's Articles of Incorporation and Bylaws in effect as of the date hereof (the "Option"). The number Shares to be paid on conversion of the principal balance shall be 326,087.

                  (b) Maker shall file a registration statement to register for resale under the Securities Act of 1933, as amended (the "Securities Act") all Shares that may be issued under subsections of this Note. The Registration statement for Conversion of Common Stock shall be filed within ninety (90) days of Conversion.

         9. Mechanics of Conversion. Before the Holder shall be entitled to convert this Note into Shares, the Holder shall surrender this Note, duly endorsed, at the office of the Maker, and shall give written notice to the Maker at its principal corporate office of the election to convert the same and shall state therein the name or names in which the certificate or certificates for the Shares are to be issued (the "Notice of Conversion"). The Maker shall, promptly thereafter, issue and deliver to such persons at the address specified by the holder, a certificate or certificates for the Shares to which the Holder is entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of this Note, and the persons entitled to receive the Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Shares as of such date. No fractional shares shall be issued upon conversion of this Note and the number of Shares to be issued shall be rounded down to the nearest whole share.

         10. Prepayment. The Maker may prepay any part of or the entire balance of this Note without penalty however the Maker grants the Holder the right to convert this note to Company Common Stock within 5 days after notice by Company of intent to prepay this Note.

         11. Controlling Law. This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (other than its conflict of laws principles) and the provisions of applicable federal law.

         12. Shareholder Status. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any rights whatsoever as a shareholder of the Maker prior to conversion hereof.

         13. Notices. Any notice required or permitted under this Note shall be in writing and shall be deemed to have been given on the date of delivery, if personally delivered or delivered by courier, overnight express or other method of verified delivery, to the party to whom notice is to be given, and addressed to the addressee at the address of the addressee set forth herein, or the most recent address, specified by written notice, given to the sender pursuant to this paragraph.

          EFFECTIVE as of the 14th day of April, 2005.

Maker's Address:                      MAKER:
1003 W. 9th Avenue, 2nd Floor         SEDONA CORPORATION
King of Prussia, PA  19406

                                      By:      Marco A. Emrich
                                         -------------------------------
                                         Marco A. Emrich
                                         Chief Executive Officer


                                      By:      Anita M. Primo
                                         -------------------------------
                                         Anita M. Primo
                                         Chief Financial Officer

                                      Date: 04-15-05